Exhibit 99.1

Confidential	May 21, 2015

China New Borun Announces First Quarter 2015 Unaudited Financial Results

Beijing, China, May 21, 2015 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the first quarter ended March 31, 2015.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “We are glad that our top line beat the high end of our guidance for the first quarter, as we experienced better-than-expected demand for edible alcohol. However, the competitive landscape during the first quarter continued to be very challenging for the mid-to-low end baijiu producers, causing a sequential decline of 2.5% in average selling price (“ASP”) for edible alcohol. At the same time, China government's recent move to ease import restrictions on corn caused double-digit percentage decline in the ASP of corn-based by-products.

Recognizing the challenging environment for corn processors, authorities in Heilongjiang province, including Finance Bureau, Food Bureau and Agricultural Development Bank of China, this April, jointly released guidance for subsidies to corn-processing entities with over 100,000 tons of corn capacity. As one of the largest corn processing companies in Heilongjiang province, we are qualified to participate in designated bids to not only purchase corn at favored prices but also potentially to receive RMB200 per ton of corn purchased through such bids and processed by the end of 2015. This subsidy grant coupled with our pre-purchase and storage capability should further enhance our significant cost advantages,” Mr. Wang concluded.

First Quarter 2015 Quick View

•	Total revenue decreased 8.8% to RMB570.9 million ($93.0 million[1]) from RMB625.7 million in the first quarter of 2014.

•	Gross profit decreased 34.5% to RMB59.2 million ($9.6 million) from RMB90.5 million in the first quarter of 2014.

•	Net income decreased 59.8% to RMB15.8 million ($2.6 million) from RMB39.3 million in the first quarter of 2014.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB0.61 ($0.10) for the quarter ended March 31, 2015. Each ADS represents one of the Company's ordinary shares.

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended March 31, 2015 were made at a rate of RMB6.1422 to USD1.00, the rate published by the People’s Bank of China on March 31, 2015. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Confidential	May 21, 2015

First Quarter 2015 Financial Performance

For the first quarter of 2015, revenue decreased by 8.8% year-over-year to RMB570.9 million ($93.0 million) from RMB625.7 million in the same period of 2014. The decrease in revenue was mainly due to the decrease in the average selling price in edible alcohol and its by-products and lower sales volume in by-products.

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol decreased by 1.3% to RMB394.2 million ($64.2 million) in the first quarter of 2015, compared to RMB399.4 million in the first quarter of 2014. The sales volume of edible alcohol in the first quarter of 2015 increased by 1.3% year-over-year to 76,796 tons, while the average selling price of edible alcohol decreased by 2.5% year-over-year to RMB5,134 per ton.

•	Revenue from DDGS Feed decreased by 19.1% to RMB124.0 million ($20.2 million) in the first quarter of 2015, compared to RMB153.4 million in the first quarter of 2014. The sales volume of DDGS Feed in the first quarter of 2015 decreased by 2.3% year-over-year to 67,484 tons, and the average selling price decreased by 17.2% year-over-year to RMB1,838 per ton.

•	Revenue from liquid carbon dioxide decreased by 62.8% to RMB4.3 million ($0.7 million) in the first quarter of 2015, compared to RMB11.6 million in the first quarter of 2014. The sales volume of liquid carbon dioxide in the first quarter of 2015 decreased by 17.0% year-over-year to 26,015 tons, and the average selling price decreased by 55.3% year-over-year to RMB166 per ton.

•	Revenue from crude corn oil decreased by 15.5% to RMB38.4 million ($6.3 million) in the first quarter of 2015, compared to RMB45.4 million in the first quarter of 2014. The sales volume of crude corn oil in the first quarter of 2015 decreased by 4.0% year-over-year to 5,792 tons, while the average selling price decreased by 12.0% year-over-year to RMB6,613 per ton.

•	Revenue from chlorinated polyethylene (CPE) decreased by 32.7% to RMB10.0 million ($1.6 million) in the first quarter of 2015, compared to RMB14.9 million in the first quarter of 2014. The sales volume of CPE in the first quarter of 2015 decreased by 31.1% year over year to 1,170 tons, while the average selling price decreased by 2.3% to RMB8,547 per ton.

During the first quarter of 2015, gross profit decreased by 34.5% to RMB59.2 million ($9.6 million) from RMB90.5 million in the same period of 2014. Gross margin for the first quarter of 2015 decreased to 10.4%, from 14.5% in the same period of 2014, which was primarily attributable to a decrease in average selling price of edible alcohol and its by-products.

Operating income decreased by 41.3% to RMB46.2 million ($7.5 million) in the first quarter of 2015, from RMB78.8 million in the same period of 2014, primarily due to lower gross profit earned.

Selling expenses were RMB1.2 million ($0.2 million) in the first quarter of 2015, remain stable with that in the same period of 2014.

Confidential	May 21, 2015

General and administrative expenses increased by RMB1.3 million, or 12.6% to RMB11.8 million ($1.9 million) in the first quarter of 2015, from RMB10.5 million in the same period of 2014.

Income tax expenses in the first quarter of 2015 were RMB5.3 million ($0.9 million), representing an effective tax rate of 25.0%.

Net income decreased by 59.8% to RMB15.8 million ($2.6 million) in the first quarter of 2015, compared to RMB39.3 million in the same quarter of 2014. In the first quarter of 2015, basic and diluted earnings per share and per ADS were RMB0.61 ($0.10), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of March 31, 2015, cash and bank deposits of RMB664.6 million ($108.2 million) decreased by RMB165.8 million, compared with RMB830.4 million as of December 31, 2014. Cash flows generated from operating activities for the first quarter of 2015 were RMB14.1 million ($2.3 million), compared with cash flow used in operating of RMB332.0 million in the first quarter of 2014.

Financial Outlook

The Company estimates that its revenue for the second quarter of 2015 will be in the range of RMB620 million ($100.9 million) to RMB660 million ($107.5 million), a decrease of approximately 1.3% to a decrease of 7.3% over the same quarter of 2014.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun's management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Friday, May 22, 2015 (8:00 p.m. Beijing time on Friday, May 22, 2015) to discuss the results and highlights from the first quarter of 2015 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-906-601
Hong Kong Toll:	852-3018-6771
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	43241938

A replay of the webcast will be accessible through May 30, 2015 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	43241938

Confidential	May 21, 2015

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and CPE and foam insulation that are widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone:	+86-10-8556-9033 (China)
+1-888-870-0798 (U.S.)
Email:	wendy.sun@asiabridgegroup.com

Confidential	May 21, 2015

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2014	March 31, 2015
	RMB	RMB	US$
Assets
Cash	830,430,168	664,551,444	108,194,367
Restricted cash	62,370,000	35,000,000	5,698,284
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	531,480,981	400,888,182	65,267,849
Held-to-maturity debt securities	—	98,933,968	16,107,253
Inventories	496,754,625	680,248,928	110,750,045
Advance to suppliers	52,577,513	80,252	13,066
Other receivables	73,593,217	147,023,724	23,936,655
Prepaid expenses	4,562,333	3,249,982	529,123
Total current assets	2,051,768,837	2,029,976,480	330,496,642
Property, plant and equipment, net	1,096,055,659	1,077,959,792	175,500,601
Land use right, net	136,125,360	135,417,215	22,047,021
Intangible assets, net	5,822,528	4,865,967	792,219
Other non-current assets	5,562,810	4,279,085	696,670
Total assets	3,295,335,194	3,252,498,539	529,533,153

Liabilities and shareholders’ equity
Trade accounts payable	17,055,679	15,330,471	2,495,925
Accrued expenses and other payables	86,729,443	61,314,379	9,982,478
Income taxes payable	6,205,515	7,526,510	1,225,377
Short-term borrowings	901,000,000	914,200,000	148,839,178
Current portion of long-term borrowings	24,000,000	24,000,000	3,907,395
Bonds Payable	500,000,000	460,000,000	74,891,733
Total current liabilities	1,534,990,637	1,482,371,360	241,342,086
Long-term borrowings	84,000,000	78,000,000	12,699,033
Total liabilities	1,618,990,637	1,560,371,360	254,041,119

Shareholders’ equity
Ordinary share – (December 31, 2014 and March 31, 2015: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	76,215,719
Retained earnings – appropriated	134,277,095	134,277,095	21,861,401
Retained earnings – unappropriated	1,074,210,923	1,089,996,897	177,460,339
Accumulated other comprehensive loss	(451,244)	(454,596)	(71,150)
Total shareholders’ equity	1,676,344,557	1,692,127,179	275,492,034
Total liabilities and shareholders’ equity	3,295,335,194	3,252,498,539	529,533,153

Confidential	May 21, 2015

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	March 31, 2014	December 31, 2014	March 31, 2015
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	625,731,081	610,013,951	570,925,219	92,951,258
Cost of goods sold	535,247,941	553,101,972	511,689,155	83,307,146
Gross profit	90,483,140	56,911,979	59,236,064	9,644,112
Operating expenses:
Selling	1,214,951	1,045,480	1,202,672	195,805
General and administrative	10,490,866	11,521,209	11,813,709	1,923,368
Total operating expenses	11,705,817	12,566,689	13,016,381	2,119,173
Operating income	78,777,323	44,345,290	46,219,683	7,524,939

Other (income) expenses:
Interest income	(525,335)	(1,074,378)	(2,263,389)	(368,498)
Interest expense	26,024,958	24,757,422	26,409,354	4,299,657
Others, net	855,570	3,231,807	1,025,752	167,000
Total other expense, net	26,355,193	26,914,851	25,171,717	4,098,159
Income before income taxes	52,422,130	17,430,439	21,047,966	3,426,780
Income tax expense	13,105,533	4,357,609	5,261,992	856,695
Net income	39,316,597	13,072,830	15,785,974	2,570,085

Earnings per share:
Basic and diluted	1.53	0.51	0.61	0.10
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000